UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

WATER PIK TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

94113U 10 0

(CUSIP Number)

Kevin R. Evanich, P.C., Kirkland & Ellis,

200 East Randolph Drive, Chicago, IL 60601 (312) 861-2200

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 30, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☒

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Name of Reporting Person Richard P. Simmons

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds OO; PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 859,190 8. Shared Voting Power 0 9. Sole Dispositive Power 859,190 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	859,190

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☒

13.	Percent of Class Represented by Amount in Row (11)	6.9%

14.	Type of Reporting Person	IN

Page 2 of 5 Pages

Item 1.    Security and Issuer.

This Statement relates to 859,190 shares of Common Stock, par value $0.01 per share (“Water Pik Common Stock”), of Water Pik Technologies, Inc., a Delaware corporation (“Water Pik” or the “Company”). The principal executive offices of the Company are located at 23 Corporate Plaza, Suite 246, Newport Beach, California 92660.

Item 2.    Identity and Background.

This Statement is being filed by Richard P. Simmons, who resides at Birchmere, Quaker Hollow Road, Sewickley, Pennsylvania 15143. Mr. Simmons is a private investor. Mr. Simmons previously reported his beneficial ownership of Water Pik Common Stock on a Schedule 13G.

During the five years prior to the date of this Statement, Mr. Simmons has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has he been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Simmons is a citizen of the United States of America.

Item 3.    Source and Amount of Funds or Other Consideration.

On November 29, 1999, Allegheny Teledyne Incorporated, a Delaware corporation later renamed Allegheny Technologies Incorporated (“ATI”), distributed Water Pik Common Stock to ATI stockholders in a tax free transaction (the “Distribution”). Pursuant to the terms of the Distribution, each ATI stockholder of record as of November 22, 1999 received one share of Water Pik Common Stock in respect of every twenty shares of ATI Common Stock held by such stockholder. Mr. Simmons became the beneficial owner of 823,690 shares of Water Pik Common Stock as a result of the Distribution. Mr. Simmons used personal funds, from time to time prior to February 13, 2001, to acquire 35,500 shares of Water Pik Common Stock through open market purchases.

Item 4.    Purpose of Transaction.

Mr. Simmons has held the Water Pik Common Stock reported in Item 5(a) for personal estate planning and investment purposes. As a Water Pik stockholder, Mr. Simmons has periodically reviewed and evaluated, and will continue to review and evaluate, the market for Water Pik Common Stock, the Company’s business, prospects and financial condition, general economic conditions, other opportunities available to him, and his personal financial and estate planning requirements, with a view toward potentially determining to increase or decrease his investment in Water Pik Common Stock through purchases or sales in the open market, through gifts or otherwise.

Mr. Simmons may take part from time to time in discussions regarding the Company with management or directors of the Company, other shareholders, investment and financing professionals, sources of credit and other potential investors. In connection with any such discussions, Mr. Simmons may consider the feasibility and advisability of various alternative courses of action with respect to his investment with the Company, and Mr. Simmons reserves the right, subject to applicable law, (i) to hold his Water Pik Common Stock as a passive investor or as an active investor (including possibly as a member of a “group” with other beneficial owners of Water Pik Common Stock or otherwise), (ii) to acquire beneficial ownership of additional Water Pik Common Stock in the open market, in privately negotiated transactions or otherwise, (iii) to dispose of all or part of his Water Pik Common Stock, (iv) to

Page 3 of 5 Pages

take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of Schedule 13D, including a change in control of the Company, or (v) to change his intention with respect to any or all of the matters referred to in this Item 4. Mr. Simmons’ decisions and actions with respect to such possibilities will depend upon a number of factors, including, but not limited to, the actions of the Company, an ongoing evaluation of the Company and its prospects, general market and economic conditions, conditions specifically affecting Mr. Simmons and other factors which Mr. Simmons may deem relevant to his investment decisions.

Except as set forth herein, Mr. Simmons does not currently have any plan or proposal that would result in or relate to any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

(a) - (b)	At the date of this Statement, Mr. Simmons has sole voting and dispositive power with respect to 859,190 shares of Water Pik Common Stock, representing approximately 6.9% of the total number of the issued and outstanding shares of Water Pik Common Stock (based on information contained in the Form 10-Q Quarterly Report of the Company for the quarter ended March 31, 2003).

(c)	None.

(d)	The R. P. Simmons Family Foundation (the “Foundation”) holds 11,895 shares of Water Pik Common Stock as a result of the Distribution, representing less than one percent of the issued and outstanding shares of Water Pik Common Stock. These shares have not been included in Items 5(a) and (b). The Trust Agreement by which the Foundation was created is irrevocable and provides in relevant part that the entire principal of and income from the assets of the Foundation may be expended only for use by such charitable organizations as are described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended (the “Code”) and are entitled to exemption from federal income tax under Section 501(a) of the Code, and no part thereof may be paid to or inure to the benefit of Mr. Simmons, any member of his family or any other private shareholder or individual. Although Mr. Simmons, as trustee of the Foundation, has the sole power to vote and direct the disposition of such shares, he disclaims any beneficial ownership of such shares. The filing of this Statement shall not be construed as an admission that Mr. Simmons is the beneficial owner of any of such shares for the purpose of Section 13(d), 13(g) or 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose whatsoever. The Foundation may make sales of certain of the shares reported in this paragraph (d) from time to time to provide funds for the Foundation’s charitable purposes and for the purpose of diversifying the Foundation’s assets.

(e)	Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.    Material to be Filed as Exhibits.

None

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  May 30, 2003

/S/ RICHARD P. SIMMONS Richard P. Simmons

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